June 17, 2011

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Stephen Krikorian
Accounting Branch Chief
Mark P. Schuman
Legal Branch Chief

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: NetSol Technologies, Inc.
File No. 000-22773

Form 10-K for the fiscal year ended June 30, 2010
Filed on September 10, 2010

Form 10-K/A for the fiscal year ended June 30, 2010
Filed on September 14, 2010

Form 10-Q for the fiscal quarter ended September 30, 2010
Filed on November 12, 2010

Dear Mr. Krikorian and Mr. Schuman,

Hereafter included, please find our further response to comments No. 32 in your letter dated January 13, 2011, No. 4 in your letter dated February 25, 2011, and No. 2 in your letter dated April 29, 2011.  This response contains a general summary of the responses previously provided to these comments and as well as additional information we believe has bearing on the comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Item 8(A)(T) Controls and Procedures, page 42.

As stated in our previous responses, we continue to believe that those responsible for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial statements do have the requisite experience and knowledge necessary to prepare our financial statements in accordance with U.S. GAAP.

NetSol Technologies, Inc. has been listed on NASDAQ since 1999. We have reported our consolidated financials, which include our subsidiaries such as those in Pakistan and the UK in accordance US GAAP since our initial listing.  Preparation of our consolidated financial statements is a group wide effort of presenting the financial results (in audited form as required by their jurisdiction of organization) of the different subsidiaries and complying with financial statement disclosure checklist.  Coordinating these efforts are the individuals primarily responsible for the preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial statements; our Chief Financial Officer and our Southern California based Controller.

The Company’s Controller is primarily responsible for financial accounting, record keeping, and preparation of financial statements. This responsibility includes the collection of financial information from all subsidiaries and consolidation of that information according to the requirements of US GAAP.  The Controller has been an employee of the Company for more than 8 years, and has worked closely with preceding CPA CFOs. Since 2009, he has worked directly with the Auditor in completing the consolidated financial statements, and is actively seeking his CPA as he holds a degree in Finance.

The Company’s Chief Financial Officer is responsible for timely financial reporting of our consolidated financial statements, including information included in all SEC documents. He is also responsible for the established COSO framework at all levels and subsidiaries of the company.  During the establishment of this framework, he worked closely with KPMG, who assisted in designing the control procedures for the Company in accordance with SOX requirements.  Internally, he was the core designer of the control procedures.

Serving in the role as Chief Financial Officer since 2009, our CFO is a Member of Institute of Chartered Accountants of Pakistan (www.icap.org.pk) (which is a member of the International Accounting Standard Board.) The ICAP follows strict codes of ethics, formal and informal educational activities.  The financial reporting framework adopted by ICAP is International Financial Reporting Standards (IFRS) which is now almost the same as US GAAP after the convergence program. He is also a member of the Institute of Internal Controls (www.theiic.org).

Previously, as the Chief Financial Officer of our largest subsidiary, NetSol Technologies Ltd., he worked closely with our previous CFOs in all matters related to financial reporting.  Together with his position at NetSol Technologies, Ltd., he has over 6 years of tenure with the Company. The CFO completed his training at Ford Rhode Sidat Hyder (an Ernst & Young International member firm).  At Ford Rhode Sidat Hyder, he got the opportunity to perform field work of various organizations including multinational companies.

Lastly, we would like you to note that both the Controller and CFO have maintained a rigorous program of continued professional education including, but not limited to, various webinars on accounting, audit, SOX 404 and compliance under US GAAP.

You have pointed out that the quantity of comments in your letter of January 13 is suggestive that the individuals preparing our financial statements do not have the requisite U.S. GAAP qualifications.  While certainly a review of any company’s filings may result in suggestions of additional disclosure, one cannot assume that the mere number of comments directly correlates to lack of qualification.  Again, we respectfully conclude that our CFO and Controller, as the individuals responsible for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial statements do have the requisite experience and knowledge necessary to prepare our financial statements in accordance with U.S. GAAP.

We acknowledge that:

•	The company is responsible for adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson
Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

cc: Najeeb Ghauri, CEO NetSol Technologies, Inc.
      Boo Ali Siddiqui, CFO NetSol Technologies, Inc.
      Morgan Youngwood, Christine David, Evan Jacobson, U.S. SEC